Lease Agreement

Party A: Shanghai Jin Qiao Technology Park, Ltd.
Address: No. 28, New Jinqiao Road New Jinqiao Road, Pudong, Shanghai, 201206
Legal Representative: Yu Biao

Party B: Solar EnerTech, Ltd.
Address: 1201 Gui Qiao Road, No. 2 South Builidng Pudong, Shanghai 201206
Legal Representative: Leo Shi Young

WHEREAS Party A is the legal owner of the Factory for lease (as defined below) and intends to let the Factory for lease to Party B and Party B intends to rent the Factory for lease as well as the management accesement service from Party A;

NOW in accordance with the <Contract Law of the People’s Republic of China>, <Law of the People’s Republic of China on Urban Real Estate Management>, <Measures on the Lease of Urban Properties>, <Operational Details of (Measures on the Lease of Properties) Implemented in Shanghai>, <Regulations of Property Leasing in Shanghai> and other relevant stipulations and with reference to current practices in China and in the various development districts in Shanghai, both parties reach the following unanimously with regard to the leasing of the Factory:

1.	Definition

1.1

Factory for lease: refers to the 1st and 2nd storey of the general-purpose factory at the general-purpose factory block No. 52 [*general-purpose factory lot No. 2 (T52-2)] (No. 1201, Chuanqiao Road) located at Plot 52, Jinqiao Export Processing District, Shanghai that Party A leases out to Party B and Party B rents from Party A. It has a total building area of 4,236.47 square metres. Its geographical location and structure are indicated in Appendix I <Manual of Technical Indices on the Construction of General-purpose Factory Buildings>.

1.2

Property Management Company: In this Agreement, it refers to the property management company that has signed a property management contract with the owner(s) of the factory district where the factory for lease is located, which shall be responsible for the property management of the said factory district.

	1.3	Supporting facilities: Unless otherwise stated, the following two areas shall be included in this Agreement. (See appendix 2).

1.4

1.4 Places for private use: In this Agreement, these refer to places inside the factory building for lease such as the production workshop, power distribution room, toilets, pantry, auxiliary room and wall spaces.

1.5

Places for common use: In this Agreement, these refer to places inside a general-purpose factory building that are shared and used by the owners and tenants of the entire block of factory building. They include the lobby, the staircase, lifts, engine room for lifts, meter room, water pump room, corridors, loading and unloading platforms, outdoor wall spaces and roofing. Party B shall not occupy places for common use for itself.

1.6	Periodic Year: In this Agreement, it refers to 1st April of the preceding year to 31st March of the following year.

2. The legal status of both parties

2.1 Based on the duplicate copy of the Business Licence of Party A in Appendix III of this Agreement provided by Party A, Party A is an economic entity approved by the state, responsible for the development and management of Shanghai Jinqiao Export Processing District. It is incorporated in China.

2.2
Based on the duplicate copy of the Certificate of Incorporation of Party B in Appendix IV of this Agreement provided by Party B, Party B is a Wholy Owed Foreign Enterprise registered in Shanghai, engaging in the development and production of solar cells.

3. Use of Factory for Lease

3.1 Party A has provided Party B with a copy of “Licence for Planning of Construction Project”(Reference Number Hu Fang DI PU (2002) No. 031224) of the Factory for Lease as Appendix VI of this Agreement; the Factory for Lease is used as a production site.

3.2 Party B undertakes that the Factory for Lease shall be used as Party B’s production site; its scope of operation includes but not limited to activities such as semi-donductor components, photovoltic solar cell development and production, sales of its own products, etc. Party A confirms that Party B could use the Factory for Lease for 24 hours a day, 365 days a year continuously in a proper manner.

3.3 During the lease period, without prior written consent of Party A and the approval of the relevant departments according to stipulations, Party B shall not change the usage of the Factory for Lease.

4. The Lease Period

4.1 Party B shall rent the Factory for Lease for a period of three years from 20th Feburary 2006 (hereinafter referred to as “the Date of Commencement of Lease”) to 19th Feburary 2009 (hereinafter referred to as “the Expiry Date”).

4.2 During the ease period, the right of use of the factory lot for lease shall belong to Party B. Its lawful rights and interests shall be protected by state laws.

5. Rent for the factory lot, property management fee and the mode of payment

5.1 Rent for the factory lot shall be 1.05 yuan (RMB 1.05) per square metre floor area per day. It amounts to one hundred thirty five and three hundredand two yuan and twentysix cents (RMB 135,302.26) per month. The property management fee shall be eith thousand four hundred senty-two yuan and ninty four cents (RMB 8,472.94) per month.

5.2 Within 10 days upon signing of this Agreement, Party B shall pay a deposit equivalent to two months’ rent to Party A which amounts to two hundred sentyand six hundred and four yuan and fifty two cents (RMB 270,604.52) . From the day Party A hands over the factory lot for lease to Party B, the above-mentioned deposit paid shall be converted to security deposit for renting the factory lot.

5.3 The rent shall be paid every three months. The payment time shall be on or before 15th of every 2nd month, i.c. on or before every year’s Feburary 15th, May 15th, August 15th, and November 15th. Subsequently, Party B shall remit the payment to the account of the bank of deposit designated by Party A (see the last page of this Agreement

5.4 The rent of the factory lot for lease shall not be adjusted for the first three periodic years from the Date of Commencement of Lease; from the fourth periodic year, the rent could be adjusted (upwards or downwards) every three periodic years, the adjustment shall not be exceed 5% of the total rent of the previous periodic year.

5.5 The property management fee for the factory lot for lease shall be paid from the date of hand over of the factory lot. The property management fee from the date of hand over of the factory lot to the end of that month shall be paid directly to the property management company on the day of hand over of the factory lot. Subsequently, Party B shall pay the property management fee directly to the property management company on or before before 20th of every month. The bank account of the property management company is as follows: Shanghai Jin Qiao Pte Ltd Bank of Deposit: Jinqiao Agricultural Bank General Business Department Account No.: 033432-10801021367

Party A: Shanghai Jin Qiao Pte Ltd. Signature and seal applied

Mailing Address: No. 27, Building 1, New Jinqiao Road, Pudong, Shanghai City, 201206

Party B: InfoTech (Shanghai) New EnerTech, Ltd. Signature and seal applied

Mailing Address: 1201 Gui Qiao Road, No. 2 South Builidng Pudong, Shanghai 201206